EXHIBIT 3.1

FIFTH AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIG ROCK PARTNERS ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

The undersigned, being a duly authorized officer of BIG ROCK PARTNERS ACQUISITION CORP. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is Big Rock Partners Acquisition Corp.

2. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 18, 2017. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 20 ,2017. A first amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on May 21, 2019, a second amendment was filed in the office of the Secretary of State of the State of Delaware on August 21, 2019, a third amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 21, 2019 and a fourth amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on March 23, 2020.

3. This Fifth Amendment to the Amended and Restated Certificate of Incorporation further amends the Amended and Restated Certificate of Incorporation of the Corporation.

4. This Fifth Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation and the provisions of Sections 242 the General Corporation Law of the State of Delaware (the “GCL”).

5. The text of Section 9.6 of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

Section 9.6. Termination. In the event that the Corporation has not consummated a Business Combination by December 23, 2020 (the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the Offering Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon, less any franchise or income taxes payable, divided by the total number of Offering Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 23rd day of July, 2020.

/s/ Richard Ackerman
Name: Richard Ackerman
Title: Chief Executive Officer